Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), February 16, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on December 16, 2025, as the first tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
09/02/2026	EXM	10,000	280.9261	2,809,261.00
10/02/2026	EXM	3,588	289.4664	1,038,605.44
11/02/2026	EXM	5,397	316.5043	1,708,173.71
12/02/2026	EXM	4,889	326.7930	1,597,690.98
13/02/2026	EXM	6,419	324.3705	2,082,134.24
Total	—	30,293	304.8845	9,235,865.37

Since the announcement of such First Tranche till February 13, 2026, the total invested consideration has been:
•Euro 81,975,746.99 for No. 276,643 common shares purchased on the EXM

As of February 13, 2026 the Company held in treasury No. 16,921,249 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.73% of the total issued common shares. Including the special voting shares, the Company held in treasury 9.18% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until February 13, 2026, the Company has purchased a total of 276,643 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 81,975,746.99.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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